DECHERT LLP
1900 K Street, NW
Washington, D.C.  20006
(202) 261-3300

October 26, 2016

VIA EDGAR CORRESPONDENCE

Asen S. Parachkevov, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Brown Advisory Funds –
Registration Statement on Form N-14
File No. 333-213820

Dear Mr. Parachkevov:

On behalf of Brown Advisory Funds (the “Trust”), which filed a Registration Statement on Form N-14 (the “Registration Statement”) with the Commission on September 27, 2016, with respect to a proposed reorganization transaction pursuant to which the Brown Advisory Flexible Equity Fund, a separate investment series of the Trust (the “Acquiring Fund”), proposes to acquire all of the assets of, and assume all of the liabilities of, the Brown Advisory Value Equity Fund (the “Acquired Fund”), another separate investment series of the Trust, I wish to respond to the comments on the Registration Statement that you recently provided to Gary Brooks and I over the telephone.  The proposed responses on behalf of the Trust to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

In connection with these matters, please be advised that the Trust undertakes to include in the Information Statement/Prospectus that will be delivered to shareholders of the Acquired Fund disclosure that is responsive to each of the comments provided.

1.  Page 2 – Comparison of Investment Objectives and Principal Investment Strategies

Comment:  The current disclosure with respect to the Acquired Fund’s and the Acquiring Fund’s principal investment strategies states that, “[e]ach Fund invests primarily in equity securities of medium and large market capitalization companies, which, according to the Adviser, are companies with market capitalizations generally greater than $2 billion at the time of purchase.”  Please add disclosure to clarify the respective market capitalization ranges that the Adviser believes apply to medium market capitalization companies and to large market capitalization companies.

Response:  The requested disclosure has been added.

2.  Page 2 – Comparison of Investment Objectives and Principal Investment Strategies

Comment:    Please confirm supplementally that the Acquired Fund and the Acquiring Fund do not invest in derivatives as a principal investment strategy.  If either Fund does invest in derivatives as a principal investment strategy, please add appropriate disclosure regarding the types of derivatives the Fund(s) may invest in as a principal investment strategy.

Response:   This will confirm that neither the Acquired Fund nor the Acquiring Fund invest in derivatives as a principal investment strategy.

3.  Page 2 – Comparison of Investment Objectives and Principal Investment Strategies

Comment:  The current disclosure with respect to the Acquired Fund’s and the Acquiring Fund’s principal investment strategies states that, “[t]he Funds may also invest in private placements…”  Please confirm supplementally whether the Funds invest only in private placement securities issued under Rule 144A of the Securities Act of 1933 or whether they invest in other types of private placement securities. In addition, please supplementally explain how the private placements in which a Fund invests are treated for purposes of maintaining compliance with each Fund’s policy to not invest more than 15% of its net assets in illiquid securities.

Response:  This will confirm that, to the extent that the Funds invest in private placements, the Funds invest in private placements issued under Rule 144A of the Securities Act of 1933.  The Funds’ investments in Rule 144A securities are generally presumed to be illiquid securities for purposes of maintaining compliance with each Fund’s policy to not invest more than 15% of its net assets in illiquid securities, unless the investment adviser, under the supervision of the Board of Trustees, has made a specific determination that the security is liquid using the following factors: (i) the frequency of trades and quotes for the security; (ii) the number of dealers that purchase or sell the security; (iii) the number of dealers that have undertaken to make a market in the security; (iv) the number of other potential purchasers, and (v) the nature of the security and how trading is effected (e.g., the time needed to sell the security, how bids are solicited and the mechanics of transfer).

Under the Funds’ Procedures for Determining Whether Certain Portfolio Securities are Liquid the following securities, in general, will always be considered illiquid for purposes of each Fund’s policy not to invest more than 15% of its net assets in illiquid securities: private placements and other securities to which legal restrictions on resale apply; all privately negotiated debt securities; all repurchase agreements, swap agreements and similar agreements which extend for more than 7 calendar days; all non-exchange (i.e., OTC) option contracts; investment company securities that exceed 1% of the issuer’s outstanding shares; unlisted foreign securities and securities denominated in foreign currencies that are subject to currency exchange or repatriation restrictions.

4.  Page 4 – Comparison of Investment Objectives and Principal Investment Strategies

Comment:  The current disclosure with respect to the Acquiring Fund’s principal investment strategies states that, “[w]ith respect to 20% of its assets, the Fund may invest in investment grade securities or unrated securities determined by the Adviser to be of comparable quality.”  Please confirm supplementally whether the Acquiring Fund intends to invest as a principal investment strategy in fixed income securities, including unrated fixed income securities, upon the completion of the Reorganization.

Response:   This will confirm that the Acquiring Fund does not intend to invest in fixed income securities, including unrated fixed income securities, as part of its principal investment strategies upon the completion of the Reorganization.

5.  Page 2 – Comparison of Investment Objectives and Principal Investment Strategies

Comment:   The table comparing the investment objectives and principal investment strategies of the Acquired Fund and the Acquiring Fund currently uses “Brown Advisory Value Equity Fund” and “Brown Advisory Flexible Equity Fund” as headers.  Please revise the headers to read as follows: “Brown Advisory Value Equity Fund/Acquired Fund” and “Brown Advisory Flexible Equity Fund/Acquiring Fund”.

Response:   The disclosure has been revised as requested.

6.  Page 5 - Comparison of Fees and Expenses – Fee Tables

Comment:  Please confirm supplementally that the fee and expense information for each of the Acquired Fund and Acquiring Fund included in the Fees and Expenses tables is the most currently available information for each of the Funds.

Response:  This will confirm that the fee and expense information that is presented for each of the Acquiring Fund and the Acquired Fund is based on the most current period available for which audited financial statements have been prepared, which is for the fiscal year-end of each of the Funds, June 30, 2016.

7.  Pages 5-7 Comparison of Fees and Expenses – Fee Tables

Comment:   The Fees and Expenses tables for each share class of the Acquired Fund and the Acquiring Fund currently use “Acquired Fund—[share class]” and “Acquiring Fund—[share class]” as headers.  Please revise the headers to read as follows: “Brown Advisory Value Equity Fund/Acquired Fund—[share class]” and “Brown Advisory Flexible Equity Fund/Acquiring Fund—[share class]”.

Response:   The disclosure has been revised as requested.

8.  Page 10 – Comparison of Principal Risks of Investing in the Funds— Similar Risks and Investment Restrictions of the Funds

Comment:  With respect to the fundamental investment limitations of each of the Funds, disclose whether there are any material differences between any of the fundamental policies.

Response:   The requested disclosure has been added.

9.  Page 14:  Information About the Reorganization - Reasons for the Reorganization and Board Considerations:

Comment:  Please add disclosure regarding the conditions for reliance on Rule 17a-8 that permit affiliated mutual funds to be reorganized without obtaining the vote of shareholders.

Response:   The requested disclosure has been added.

10.  Page 10:  - Information About the Reorganization – Tax Considerations

Comment:  Please add disclosure indicating the estimated amount, on a per share basis, of the capital gains expected to be generated in connection with the sale of certain of the portfolio holdings of the Acquired Fund as a result of the Reorganization.

Response:  The requested disclosure has been added.

11.  Statement of Additional Information – Pro Forma Financial Statements

Comment:  Please add disclosure to the Notes to the Financial Statements in Note 1 indicating whether there will be any significant changes to the accounting policies for the Acquiring Fund, including the Acquired Fund’s policies regarding valuation of portfolio securities, as a result of the reorganization.

Response:  The requested disclosure has been added.

12.  Statement of Additional Information – Pro Forma Financial Statements

Comment:  Please add disclosure to the Notes to the Financial Statements in Note 1 indicating the estimated amounts, both in total and on a per share basis, of capital gains expected to be generated in connection with the sale of certain portfolio holdings of the Acquired Fund as a result of the Reorganization.

Response:  The requested disclosure has been added.

* * * *

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact me by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours, /s/ Patrick W.D. Turley